Exhibit 99.2

MD&A Management’s Discussion and Analysis

This management’s discussion and analysis (MD&A) contains information to help you understand our business and financial performance. Information is as of March 4, 2016. This MD&A focuses on our Consolidated Financial Statements and Notes and includes a discussion of known risks and uncertainties relating to the oilfield services sector. It does not, however, cover the potential effects of general economic, political, governmental and environmental events, or other events that could affect us in the future.

You should read this MD&A with the accompanying audited Consolidated Financial Statements and Notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and with the information in Cautionary Statement About Forward-Looking Information and Statements on page 3. We adopted IFRS effective January 1, 2011, and restated our 2010 results at that time.

The terms we, us, our, Precision Drilling and Precision mean Precision Drilling Corporation and our consolidated subsidiaries, and include any partnerships that we and/or our subsidiaries are part of.

All amounts are in Canadian dollars unless otherwise stated.

Precision Drilling Corporation 2015

2	Management’s Discussion and Analysis

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

This MD&A contains statements about what we believe, intend and expect about developments, results and events that may or will occur in the future and are forward-looking within the meaning of Canadian securities legislation and the safe harbor provisions of the United States (U.S.) Private Securities Litigation Reform Act of 1995 (collectively, the forward-looking information and statements).

Forward-looking information and statements in this MD&A:

¡	typically include words and phrases about the future, such as anticipate, could, should, can, expect, seek, may, intend, likely, will, plan, estimate and believe
¡	are based on certain assumptions and analyses based on our experience, understanding of historical trends, current conditions and expected future developments, and other factors we believe are appropriate given the circumstances
¡	can be affected by known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from our expectations.

In particular, our forward-looking information and statements in this MD&A include, but are not limited to, the following:

¡	our outlook on oil and natural gas prices
¡	our expectations regarding drilling activity in North America and the demand for Tier 1 rigs
¡	our capital expenditure plans for 2016
¡	the expected timing on the delivery of two new-build drilling rigs to Kuwait
¡	our 2016 strategic priorities
¡	the potential impact liquefied natural gas export development could have on North American drilling activity
¡	our expectations that new or newer rigs will enter the markets in which we currently operate
¡	our ability to remain compliant with our financial debt covenants.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. These include, among other things:

¡	our ability to react to customers’ spending plans as a result of the decline in oil prices
¡	the status of current negotiations with our customers and vendors
¡	continued market demand for Tier 1 rigs
¡	our ability to deliver rigs to customers on a timely basis
¡	the general stability of the economic and political environment in the jurisdictions where we operate.

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Readers are cautioned not to place undue reliance on forward-looking information and statements. Actual results, performance or achievements could differ materially from those currently anticipated due to a number of risks and uncertainties. Such risks and uncertainties include, but are not limited to, the following:

¡	fluctuations in the price and demand for oil and natural gas
¡	fluctuations in the level of oil and natural gas exploration and development activities
¡	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services
¡	liquidity of the capital markets to fund customer drilling programs
¡	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
¡	the impact of weather and seasonal conditions on operations and facilities
¡	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services
¡	ability to improve our rig technology to improve drilling efficiency
¡	general economic, market or business conditions
¡	changes in laws or regulations
¡	availability of qualified personnel, management or other key inputs
¡	currency exchange fluctuations
¡	operating in foreign countries
¡	other unforeseen conditions that could affect the use of our services
¡	other risks and uncertainties set out in this MD&A under the heading Risks in our Business.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to our annual information form (AIF) for the year ended December 31, 2015, which may be accessed on Precision’s SEDAR profile on SEDAR (www.sedar.com) or under Precision’s EDGAR profile on EDGAR (www.sec.gov).

The forward-looking information and statements made in this MD&A are made as of the date hereof and Precision undertakes no obligation to update or revise these forward-looking statements as a result of new information, future events or otherwise, unless we are required to do so by applicable securities laws.

4	Management’s Discussion and Analysis

ADDITIONAL GAAP MEASURES

In this MD&A, we reference additional generally accepted accounting principles (GAAP) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, impairment of property, plant and equipment, loss on asset decommissioning, and depreciation and amortization), as reported in the Consolidated Statements of Earnings (Loss), is a useful supplemental measure because it gives us, and our investors, an indication of the results from our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange, taxation, and non-cash impairment, decommissioning, depreciation, and amortization charges.

Operating Earnings

We believe that operating earnings, as reported in the Consolidated Statements of Earnings (Loss), is a useful measure of our income because it gives us, and our investors, an indication of the results of our principal business activities before consideration of how our activities are financed and excluding the impact of foreign exchange and taxation.

Funds Provided by Operations

We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow, is a useful measure because it gives us, and our investors, an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

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Management’s Discussion and Analysis
About Precision

Precision Drilling Corporation provides onshore drilling and completion and production services to exploration and production companies in the oil and natural gas industry.

Headquartered in Calgary, Alberta, Canada, we are Canada’s largest oilfield services company and one of the largest in the U.S. We also have operations in Mexico and the Middle East.

Our shares trade on the Toronto Stock Exchange, under the symbol PD, and on the New York Stock Exchange, under the symbol PDS.

Vision Our vision is to be recognized as the High Performance, High Value provider of onshore drilling and related services globally. You can read about our strategic priorities for 2016 on page 24.

 STRENGTH AND FLEXIBILITY

From our founding as a private drilling contractor in the 1950s, Precision has grown to become one of the most active drillers in North America. Our strength and flexibility are underpinned by five distinguishing features:

¡    a competitive operating model that drives efficiency, quality and cost control

¡   a culture focused on safety and field performance

¡    size and scale of operations that provide higher margins and better service capabilities

¡   liquidity that allows us to take advantage of business cycle opportunities

¡    a capital structure that provides long-term stability and flexibility.

CORPORATE GOVERNANCE

At Precision, we believe that a strong culture of corporate governance and ethical behaviour in decision-making is fundamental to the way we do business.

We have a strong Board made up of directors with a history of achievement and an effective mix of skills, knowledge, and business experience. The directors oversee the conduct of our business, provide oversight, and support our future growth. They also monitor regulatory developments in Canada and the U.S. to keep abreast of developments in governance and enhance transparency of our corporate disclosure.

You can find more information about our approach to governance in our management information circular, available on our website.

6	Management’s Discussion and Analysis

TWO BUSINESS SEGMENTS

We operate our business in two segments, supported by vertically integrated business support systems.

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Contract Drilling Services

We provide onshore drilling services to exploration and production companies in the oil and natural gas industry, operating in Canada, the U.S. and internationally.

We are the third largest land drilling contractor in North America, servicing approximately 26% of the active land drilling market in Canada and 6% of the active U.S. market. We also have an international presence with operations in Mexico and the Middle East.

At December 31, 2015, our Contract Drilling Services segment consisted of:

¡	251 land drilling rigs, including:

– 134 in Canada

– 102 in the U.S.

– 5 in Mexico

– 4 in Saudi Arabia

– 3 in Kuwait

– 2 in the Kurdistan region of Iraq

– 1 in the country of Georgia

¡	capacity for approximately 80 concurrent directional drilling jobs in Canada and the U.S.
¡	engineering, manufacturing and repair services, primarily for Precision’s operations
¡	centralized procurement, inventory and distribution of consumable supplies for our global operations.

One new-build, contracted drilling rig for Canada was delivered in February 2016. As at March 4, 2016, we had 236 Tier 1 rigs, with 16 additional rigs that are good candidates to be upgraded to Tier 1 status. Our drilling fleet is comprised almost entirely of Tier 1 rigs. Tier 1 rigs are highly mobile and automated, which make them safer and more efficient in drilling directional and horizontal wells than older generation drilling rigs. Our Tier 1 rigs, or Super Series rigs, have a broad range of features to meet a diverse range of customer needs, from drilling shallow- to medium-depth wells to exploiting the deep, unconventional shale plays that have driven the North American energy production boom over the past decade. Available features include alternating current (AC) power, digitized control systems, integrated top drive, bi-directional pad walking or skidding systems for multi-pad well drilling, highly mechanized pipe handling, and high capacity mud pumps. Our Super Series fleet includes a number of smaller, fast-moving, hydraulically-powered mechanized rigs that are optimized for shallow- to medium-depth resource plays found across North America.

8	Management’s Discussion and Analysis

Completion and Production Services

We provide completion and workover services and ancillary services and equipment rentals to oil and natural gas exploration and production companies in Canada and the U.S.

On an operating hour basis in 2015, we serviced approximately 11% of the well completion and workover service rig market demand in Canada and less than 1% of the market in the U.S.

At December 31, 2015, our Completion and Production Services segment consisted of:

¡	148 well completion and workover service rigs, including:

– 140 in Canada

– 8 in the U.S.

¡	11 snubbing units in Canada
¡	4 coil tubing units in Canada
¡	approximately 2,400 oilfield rental items, including surface storage, small-flow wastewater treatment, power generation, and solids control equipment, primarily in Canada
¡	180 wellsite accommodation units in Canada
¡	46 drilling camps and four base camps in Canada
¡	10 large-flow wastewater treatment units, 24 pump houses and eight potable water production units in Canada.

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Management’s Discussion and Analysis
2015 Highlights and Outlook

Adjusted EBITDA and funds provided by operations are additional GAAP measures. See page 5 for more information.

Financial Highlights

Year ended December 31 (thousands of dollars, except where noted)	2015	% increase/ (decrease )	2014	% increase/ (decrease )	2013	% increase/ (decrease )
Revenue	1,555,624	(33.8)	2,350,538	15.8	2,029,977	(0.5)
Adjusted EBITDA	473,865	(40.8)	800,370	25.3	638,833	(4.8)
Adjusted EBITDA % of revenue	30.5%		34.1%		31.5%
Net earnings (loss)	(363,436)	(1,196.3)	33,152	(82.7)	191,150	265.1
Cash provided by operations	517,016	(24.0)	680,159	58.9	428,086	(32.6)
Funds provided by operations	357,090	(48.8)	697,474	51.0	461,973	(22.9)
Investing activities
Capital spending
Expansion	361,425	(36.7)	571,383	102.5	282,145	(52.7)
Upgrade	48,487	(64.5)	136,475	(3.3)	141,132	8.5
Maintenance and infrastructure	48,798	(67.2)	148,832	32.3	112,527	(20.6)
Proceeds on sale	(9,786)	(90.4)	(101,826)	661.5	(13,372)	(57.4)
Net capital spending	448,924	(40.5)	754,864	44.5	522,432	(37.6)
Earnings (loss) per share ($)
Basic	(1.24)	(1,227.3)	0.11	(84.1)	0.69	263.2
Diluted	(1.24)	(1,227.3)	0.11	(83.3)	0.66	266.7
Dividends per share ($)	0.28	12.0	0.25	19.0	0.21	320.0

Operating Highlights
Year ended December 31	2015	% increase/ (decrease )	2014	% increase/ (decrease )	2013	% increase/ (decrease )
Contract drilling rig fleet	251	(19.8)	313	(4.3)	327	1.9
Drilling rig utilization days
Canada	17,238	(47.5)	32,810	7.5	30,530	(5.6)
U.S.	21,172	(39.6)	35,075	15.9	30,268	(12.5)
International	4,084	1.2	4,036	13.5	3,555	70.4
Service rig fleet	163	(7.9)	177	(20.3)	222	3.7
Service rig operating hours	149,574	(45.2)	273,194	(3.7)	283,576	(3.8)

10	Management’s Discussion and Analysis

Financial Position and Ratios

(thousands of dollars, except ratios)	December 31, 2015	December 31, 2014	December 31, 2013
Working capital	536,815	653,630	305,783
Working capital ratio	3.2	2.3	1.9
Long-term debt	2,180,510	1,852,186	1,323,268
Total long-term financial liabilities	2,210,231	1,881,275	1,355,535
Total assets	4,878,690	5,308,996	4,579,123
Enterprise value (1)	3,245,924	3,265,865	3,919,763
Long-term debt to long-term debt plus equity (2)	0.51	0.43	0.36
Long-term debt to cash provided by operations	4.22	2.72	3.09
Long-term debt to enterprise value	0.67	0.57	0.34

(1)	Share price multiplied by the number of shares outstanding plus long-term debt minus working capital. See page 40 for more information.
(2)	Net of unamortized debt issue costs.

2015 OVERVIEW

Crude oil prices have decreased significantly since mid-2014, resulting in a severe, industry-wide downturn. Persistently low oil and natural gas prices have reduced our customers’ cash flows, causing them to scale back their capital budgets. As a result, drilling activity declined rapidly throughout most of 2015, negatively impacting our activity and resulting cash flow.

For the year ended December 31, 2015, our net loss was $363 million, or $1.24 per diluted share, compared with net earnings of $33 million, or $0.11 per diluted share in 2014. During the year, we recorded asset decommissioning and asset impairment charges totalling $466 million that, after-tax, reduced net earnings by $329 million and net earnings per diluted share by $1.12.

Revenue in 2015 was $1,556 million, 34% lower than in 2014, mainly due to lower drilling activity in Canada and the United States. Contract Drilling Services revenue was down 32%, while Completion and Production Services revenue was down 46%. Our international drilling activity increased 1% with an average of 11 rigs working in 2015.

Adjusted EBITDA in 2015 was $474 million, 41% lower than in 2014. Our Adjusted EBITDA margin was 30%, compared with 34% in 2014. The decrease in Adjusted EBITDA margin was mainly the result of lower utilization in North America. Adjusted EBITDA margin for the year in our Contract Drilling Services segment was 40%, compared with 41% in the prior year, while Adjusted EBITDA margin from our Completion and Production Services segment was 5%, compared with a prior year margin of 17%. Extreme price competition from excess industry capacity and fixed costs allocated to fewer active rigs contributed to the lower margin in our Completion and Production Services segment. Our portfolio of term customer contracts, a scalable operating cost structure, and economies achieved through vertical integration of the supply chain all helped us manage our Adjusted EBITDA margin.

We undertook a number of measures to manage our variable costs during the industry downturn, including reducing our capital and operating expenditures. In addition, we reduced our fixed cost structure by consolidating several of our North American operating facilities, streamlining management reporting structures, and reducing staff levels, which resulted in one-time costs of $21 million.

Capital expenditures for the purchase of property, plant and equipment were $459 million in 2015, a decrease of $398 million over 2014. Capital spending for 2015 included $361 million for expansion capital, $49 million for upgrade capital and $49 million for the maintenance of existing assets and infrastructure. Expansion capital was primarily for the 17 new-build drilling rigs from the 2014 new-build program.

In 2015, we high-graded our drilling rig fleet, as follows:

¡	added 17 Tier 1 new-build drilling rigs
¡	upgraded 10 drilling rigs
¡	decommissioned 79 legacy drilling rigs (48 in Canada, 30 in the U.S. and one in Mexico).

Three additional Tier 1 new-build drilling rigs are in various stages of completion; one rig was delivered in February 2016, and the other two are expected to be delivered in 2017.

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Under IFRS, we are required to assess the carrying value of our assets in cash generating units when indicators of impairment exist. Due to the decrease in oil and natural gas well drilling in North America and the outlook for future activity, in 2015 we recognized $282 million impairment of property, plant and equipment and a goodwill impairment charge of $17 million associated with our rentals division. In addition, we incurred asset decommissioning charges of $166 million associated with 79 legacy drilling rigs due to their high maintenance costs, low demand, and highly competitive market.

Subsequent to year end, on February 11, 2016, we suspended our dividend as a result of a debt covenant restriction. See Financial Condition – Liquidity on page 35 for more information.

OUTLOOK

Contracts

Term customer contracts provide a base level of activity and revenue and, as of
March 4, 2016, we had term contracts in place for an average of 58 rigs: 31 in

Canada, 20 in the U.S. and seven internationally for 2016, and an average of 30 rigs for 2017. In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of wellsite access. In most

73% In 2015, approximately 73% of our total contract drilling revenue was generated from rigs under term contracts.
regions in the U.S. and internationally, term contracts normally generate 365 utilization days per rig year. In 2015, we had an average of 105 drilling rigs working under term contracts and revenue from these contracts was approximately 73% of our total contract drilling revenue for the year.

Pricing, Demand and Utilization

Global crude oil prices continued their decline throughout 2015. Persistent oversupply in the market was compounded by OPEC’s decision to not reduce production quotas, anticipation of Iran’s return to the global oil market, and fears of economic slowdown in China and other emerging economies. West Texas Intermediate (WTI) crude oil averaged US$48.77 per barrel in 2015, and closed the year at US$37.04 per barrel.

To date in 2016, global crude oil prices have continued to deteriorate. Oversupply continues to be a concern as inventories remain high, delaying the effect of any supply/demand rebalancing.

Natural gas prices remained depressed in 2015, due to increased production from unconventional resource development, higher than average storage levels, mild weather, and the lack of a developed export market from North America. Natural gas prices, referenced by the average Henry Hub on the New York Mercantile Exchange (NYMEX) price, averaged US$2.60 per MMBtu in 2015, and closed the year at US$2.31 per MMBtu.

Despite the industry-wide decline in natural gas drilling activity, U.S. production has continued to grow, keeping prices low. Looking ahead to 2016, natural gas pricing is expected to experience continued weakness as a result of a relatively mild winter to-date, and continued oversupply.

In 2015, the Canadian dollar weakened relative to the U.S. dollar, as crude oil prices moved lower and the U.S. Federal Reserve raised its interest rates for the first time in almost 10 years. The Canadian dollar averaged US$0.7820 (Cdn$/US$1.2788) for 2015, and closed the year at US$0.7225 (Cdn$/US$1.3840). The weakening of the Canadian dollar relative to the U.S. dollar serves to partially offset the impact of lower U.S. dollar-denominated crude oil and natural gas prices for Canadian exploration and production companies.

12	Management’s Discussion and Analysis

During 2015, seasonally adjusted drilling activity consistently decreased in both Canada and the U.S. and this trend has continued into 2016. The oil rig count at March 4, 2016 was 58% lower in the U.S. than it was a year ago, and 67% lower in Canada. From peak levels achieved in November 2014, the overall North American land oil directed rig count on March 4, 2016 was down 77%.

There is limited visibility with no market signals suggesting a rebound is imminent. In general, we expect lower drilling activity levels and pricing pressure on spot market rigs in North America as lower oil prices have caused producers to significantly reduce drilling budgets. We expect Tier 1 rigs to remain the preferred rigs of customers globally and that we will benefit from our fleet of Tier 1 rigs.

International

We currently have 15 rigs in Mexico and the Middle East, and we plan to deliver another two new-build rigs to Kuwait in 2017.

Upgrading the Fleet

The industry trend toward more complex drilling programs has accelerated the retirement of older generation, less capable rigs. Over the past several years, we and some of our competitors have been upgrading the drilling rig fleet by building new rigs, upgrading existing rigs, and decommissioning lower capacity rigs. We believe this retooling of the industry-wide fleet has been making legacy rigs virtually obsolete in North America.

After a six-year new-build program, the upgrading of a number of existing rigs, and the cumulative decommissioning of 236 legacy rigs, our fleet now consists of 236 Tier 1 rigs with 16 additional rigs that are good candidates to be upgraded to Tier 1 status.

Capital Spending

We expect capital spending in 2016 to be $202 million, including $156 million for expansion capital; $44 million for sustaining and infrastructure expenditures; and $2 million to upgrade existing rigs. We expect that the $202 million will be split $197 million in the Contract Drilling segment and $5 million in the Completion and Production Services segment. The expansion capital plan for 2016 includes the construction of two new-build drilling rigs to be delivered in 2017 for our customer in Kuwait. Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2016.

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Revenue and Adjusted EBITDA

Adjusted EBITDA Margin
Adjusted EBITDA
Revenue
$ Millions
Margin %
2,500
2,000
1,500
1,000
500
0
50
40
30
20
10
0
2011
2012
2013
2014
2015

Source: Precision Drilling

Funds From Operations

$ Millions
800
700
600
500
400
300
200
100
0
2011
2012
2013
2014
2015

Source: Precision Drilling

Drilling Utilization Days

International
USA
Canada
Days
80,000
60,000
40,000
20,000
0
2011
2012
2013
2014
2015

Source: Precision Drilling

14	Management’s Discussion and Analysis

Management’s Discussion and Analysis
Understanding our Business Drivers

THE ENERGY INDUSTRY

Precision operates in the energy services business, which is an inherently challenging cyclical industry. We depend on oil and natural gas exploration and production companies to contract our services as part of their development activities. The economics of their business are dictated by the current and expected future margin between their finding and development costs and the eventual market price for the commodities they produce: crude oil, natural gas, and natural gas liquids.

Commodity Prices

Our customers’ cash flow to fund exploration and development is dependent on commodity prices: higher prices increase cash flow and encourage investment; when prices decline, the opposite is true.

Oil can be transported relatively easily, so it is generally priced in a global market that is influenced by an array of economic and political factors. Oil prices were relatively strong between 2009 and 2014, as supply and demand fundamentals remained tight. Strong prices contributed to significant drilling activity in North America, resulting in supply growth, particularly from shale plays in the U.S. This activity, combined with slower than expected global demand growth and sustained production levels from OPEC, led to a supply-demand imbalance, which resulted in price deterioration beginning in late 2014 and continuing into 2016.

Natural gas and natural gas liquids continue to be priced regionally. In North America, natural gas demand largely depends on the weather. Colder winter temperatures, and to a lesser extent, warmer summer temperatures, result in greater natural gas demand. Other demand drivers, such as natural gas fired power generation, industrial applications, and transportation, have shown positive growth over the past several years driven by a preference for natural gas over coal, favourable regulation, and lower prices. As well, the potential for liquefied natural gas (LNG) export development in both Canada and the U.S. could serve as a catalyst for natural gas directed drilling activity over the medium to long term.

The key driver of price continues to be increased production from unconventional shale gas drilling. Since the cold winter of 2014, prices for natural gas in North America have been depressed, as supplies of unconventional natural gas have increased and current inventory levels are viewed as adequate to keep North American markets well supplied.

Average Oil and Natural Gas Prices

	2015	2014	2013
Oil
WTI (US$ per barrel)	48.77	93.06	98.02
Natural gas
Canada
AECO ($ per MMBtu)	2.70	4.45	3.18
U.S.
Henry Hub (US$ per MMBtu)	2.60	4.33	3.73

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New Technology

Technological advancements in horizontal drilling, fracturing and stimulation have brought about a shift in development from conventional to unconventional natural gas and oil reservoirs. This is giving companies cost-effective access to more complex reservoirs in North America, in existing and new basins that have not been economic in the past.

The following chart shows the consistent trend away from vertical wells to more demanding directional/horizontal well programs, which require higher capacity equipment and greater technical expertise for drilling. These trends are driving the demand for Tier 1 drilling rigs, which garner premium contract rates.

16	Management’s Discussion and Analysis

These technical innovations have been a major factor in the increase in oil and natural gas production in the U.S.

Natural gas production in Canada has been flat because of lower natural gas directed drilling due to pricing pressure and Canada’s lack of an export market other than the U.S.

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Drilling Activity

The North American land drilling industry is almost a year and a half into a deep downturn, a result of lower commodity prices pushing customer spending down and decreasing drilling demand.

In 2015, the industry drilled 5,241 wells in western Canada, compared with 10,942 in 2014 and 10,903 in 2013. Total industry drilling operating days were 50% lower than 2014, at 64,880. Average industry drilling operating days per well was 12.4 compared with 12.0 in 2014. Average depth of a well increased 14%.

Approximately 18,400 wells were started onshore in the U.S., compared with approximately 37,900 in 2014 and 35,700 in 2013.

In Canada, there has been strength in natural gas and natural gas liquids drilling activity related to deep basin drilling in northwestern Alberta and northeastern British Columbia, while in the U.S. the bias towards oil-directed drilling continues. In 2015, approximately 45% of the Canadian industry’s active rigs and 77% of the U.S. industry’s active rigs were drilling for oil targets, compared with 57% for Canada and 82% for the U.S. in 2014.

The graphs below show the shift in drilling activity to oil targets, in both the U.S. and Canada, since 2011. The difference in activity has narrowed with the rapid decline in the price of crude oil in late 2014. The Canadian drilling rig activity graph also shows how Canadian drilling activity fluctuates with the seasons, a market dynamic that generally is not present in the U.S.

U.S. Drilling Rig Activity

1,600
1,200
800
400
0
Rigs Working
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Natural Gas Rigs
Crude Oil Rigs

Source: Baker Hughes, Inc.

Canadian Drilling Rig Activity

600
400
200
0
Rigs Working
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16
Natural Gas Rigs
Crude Oil Rigs

Source: Baker Hughes, Inc.

18	Management’s Discussion and Analysis

A COMPETITIVE OPERATING MODEL

The contract drilling business is highly competitive, with numerous industry participants. We compete for drilling contracts that are often awarded based on a competitive bid process.

We believe potential customers focus on pricing and rig availability when selecting a drilling contractor, but also consider many other things, including drilling capabilities and condition of rigs, quality of rig crews, breadth of service, and safety record, among others.

Providing High Performance, High Value services to our customers is the core of our competitive strategy. We deliver High Performance by employing passionate people supported by superior systems and equipment designed to maximize productivity and reduce risks. We create High Value by operating safely, lowering customer risks and costs, developing our people, generating financial growth, and attracting investment.

Operating Efficiency

We keep customer well costs down by maximizing the efficiency of operations in several ways:

¡	using innovative and advanced drilling technology that is efficient and reduces costs
¡	having equipment that is geographically dispersed, reliable and well maintained
¡	monitoring our equipment to minimize mechanical downtime
¡	managing operations effectively to keep non-productive time to a minimum
¡	compensating our executives and eligible employees based on performance against safety, operational, employee retention, and financial measures.

Efficient, Cost-Reducing Technology

We focus on providing efficient, cost-reducing drilling technology. Design innovations and technology improvements, such as multi-well pad capability and mobility between wells, capture incremental time savings during the drilling process.

Our Tier 1 rigs, or our Super Series rigs, have a broad range of features to meet a diverse range of customer needs, from drilling shallow- to medium-depth wells to exploiting the deep, unconventional shale plays that have driven the North American energy production boom over the past decade. Available features include alternating current (AC) power, digitized control systems, integrated top drive, bi-directional pad walking or skidding systems for multi-pad well drilling, highly mechanized pipe handling and high capacity mud pumps. Our Super Series fleet includes a number of smaller, fast-moving, hydraulically-powered mechanized rigs that are optimized for shallow- to medium-depth resource plays found across North America.

Broad Geographic Footprint

Geographic proximity and fleet versatility make us a comprehensive provider of High Performance, High Value services to our customers. Our large, diverse fleet of rigs is strategically deployed across the most active drilling regions in North America, including all major unconventional oil and natural gas basins.

Managing Downtime

Reliable and well-maintained equipment minimizes downtime and non-productive time during operations. We manage mechanical downtime through preventative maintenance programs, detailed inspection processes, an extensive fleet of strategically-located spare equipment, and an in-house supply chain. We minimize non-productive time (to move, rig-up and rig-out) by utilizing walking and skidding systems, reducing the number of move loads per rig, and using mechanized equipment for safer and quicker rig component connections.

Precision Drilling Corporation 2015 Annual Report	19

Tracking Our Results

We unitize key financial information per day and per hour, and compare these measures to established benchmarks and past performance. We evaluate the relative strength of our financial position by monitoring our working capital, debt ratios, and returns on capital employed. We track industry rig utilization statistics to evaluate our performance against competitors. And we link incentive compensation for our senior team to returns generated compared to established benchmarks.

We reward executives and eligible employees through incentive compensation plans for performance against the following measures:

¡	Safety performance – total recordable incident frequency per 200,000 man-hours. Measured against prior year performance and current year industry performance in Canada and the U.S.
¡	Operational performance – rig down time for repair as measured by time not billed to the customer. Measured against a predetermined target of available billable time.
¡	Key field employee retention – senior field employee retention rates. Measured against predetermined target rates of retention.
¡	Financial performance – adjusted EBITDA and return on capital employed. Measured against predetermined targets.
¡	Investment returns – total shareholder return performance, including dividends, against an industry peer group, over a three year period. Measured against predetermined competitors in the established peer group.

Top Tier Service

We pride ourselves on providing quality equipment operated by experienced and well-trained crews. We also strive to align our capabilities with evolving technical requirements associated with more complex well bore programs.

High Performance Rig Fleet

Our fleet of drilling rigs is well positioned to address the unconventional drilling programs of our customers. The vast majority of our drilling rigs have been designed or significantly upgraded to drill horizontal wells. With a breadth of horsepower types and drilling depth capabilities, our large fleet can address every type of onshore unconventional oil and natural gas drilling opportunity in North America.

Our service rigs provide completion, workover, abandonment, well maintenance, high pressure operations and critical sour gas well work, and well re-entry preparation across the Western Canada Sedimentary Basin, and the northern U.S. Service rigs are supported by three field locations in Alberta, two in Saskatchewan, and one in each of Manitoba, British Columbia and North Dakota.

Snubbing units complement traditional natural gas well servicing by allowing customers to work on wells while they are pressurized and production has been suspended. We have two kinds of snubbing units: rig-assist and self-contained. Self-contained units do not require a service rig on site and are capable of snubbing and performing many other well servicing procedures. Included in our self-contained units are three patented L-frame units, which are more efficient in the rig up and rig out process than standard self-contained units.

Four coil tubing units serve the Canadian market. Coil tubing units have the ability to service horizontal wells by pushing the tubing rather than relying on gravity. Coil tubing often works more effectively in the unconventional horizontal wells that are becoming more common.

20	Management’s Discussion and Analysis

Upgrade Opportunities

We leverage our internal manufacturing and repair capabilities and inventory of quality rigs to address market demand through upgraded drilling and service rigs. For drilling rigs, the upgrade is typically performed at the request of a customer and includes a long-term contract. Historically an upgrade may have resulted in a change in tier classification.

Ancillary Equipment and Services

An inventory of equipment (portable top drives, loaders, boilers, tubulars, and well control equipment) supports our fleet of drilling and service rigs. We also maintain an inventory of key rig components to minimize downtime due to equipment failure.

We benefit from internal services for equipment certifications and component manufacturing provided by Rostel Industries and for standardization and distribution of consumable oilfield products through Columbia Oilfield Supply in Canada and Precision Drilling Supply in the U.S.

Precision Rentals supplies customers with an inventory of specialized equipment and wellsite accommodations.

Precision Camp Services supplies meals and provides accommodation for crews at remote oilfield worksites. Terra Water Systems plays an essential role in providing water treatment services as well as potable water production plants for Precision Camp Services and other camp facilities.

Technical Centres

We operate two contract drilling technical centres, one in Nisku, Alberta and the other in Houston, Texas. We also operate one completion and production services technical centre in Red Deer, Alberta. These centres accommodate our technical service and field training groups and enable us to consolidate support and training for our operations. The Houston facility includes a fully functioning training rig with the latest drilling technologies; a training rig will be added at the Nisku facility in 2016. In addition, our Houston facility accommodates our rig manufacturing group.

People

Having an experienced, high performance crew is a competitive strength and highly valued by our customers. There are often shortages of industry manpower in peak operating periods. We rely heavily on our safety record,

In 2008, we launched Toughnecks (www.toughnecks.com), our highly successful field recruiting program.
investment in employee development, and reputation to attract and retain employees. Our people strategies focus on initiatives that provide a safe and productive work environment, opportunity for advancement, and added wage security. We have centralized personnel, orientation, and training programs in Canada. In the U.S., these functions are managed to align with regional labour and customer service requirements.

Precision Drilling Corporation 2015 Annual Report	21

Systems

Our fully integrated, enterprise-wide reporting system has improved business performance through real-time access to information across all functional areas. All of our divisions operate on a common integrated system using standardized business processes across finance, payroll, equipment maintenance, procurement, and inventory control functions.

We continue to invest in information systems that provide competitive advantages. Electronic links between field and financial systems provide accuracy and timely processing. This repository of rig data improves response time to customer inquiries. Rig manufacturing projects also benefit from scheduling and budgeting tools as economies of scale can be identified and leveraged as construction demands increase.

Safe Operations

Safety, environmental stewardship and employee wellness are critical for us and for our customers and are the foundation of our culture.

Safety performance is a fundamental contributor to operating performance and the financial results we generate for our shareholders.

We track safety using Total Recordable Incident Frequency (TRIF), an industry standard. This statistic benchmarks our successes and isolates

Target Zero Our safety vision for eliminating workplace incidents is a core belief that all injuries can be prevented.
areas for improvement. We have taken it to another level by tracking and measuring all injuries, regardless of severity, because they are leading indicators for the potential for a more serious events. In 2015, 92% of our drilling rigs and 93% of our service rigs achieved Target Zero.

We continuously review our rig designs and components and use advanced technologies to improve the life cycle, maintain safety and operational efficiency, reduce energy use, and manage our energy and resources.

Together with our customers, we are continuously looking for opportunities to reduce our consumption of non-renewable resources and reduce our environmental footprint. We use technology to minimize our impact on the environment, including:

¡	heat recovery and distribution systems
¡	power generation and distribution
¡	fuel management
¡	fuel type
¡	noise reduction
¡	recycling of used materials
¡	use of recycled materials
¡	efficient equipment designs
¡	spill containment.

22	Management’s Discussion and Analysis

AN EFFECTIVE STRATEGY

Precision’s vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development. We work toward this vision by defining and measuring our results against strategic priorities we establish at the beginning of every year.

2015 Strategic Priorities	2015 Results

Work with our customers to lower well costs

Work with our customers to create maximum efficiency and lower risks for development drilling programs.

Utilize our platform of Tier 1 assets, geographically diverse operations, and highly efficient service offering to deliver cost-reducing solutions.

Grow our integrated directional service.

Utilized Tier 1 drilling rigs to further optimize pad drilling and alleviate inefficiencies in the process.

Worked with customers to offer creative bundling packages where Precision’s vertical integration can play a substantial role.

Completed 412 integrated directional drilling jobs representing 74% of our total directional drilling jobs compared with 463 or 49% in 2014.

Maximize cost efficiency throughout the organization

Continue to leverage our scale to reduce costs while delivering High Performance.

Maximize the benefits of the variable nature of operating and capital expenses.

Maintain an efficient corporate cost structure by optimizing systems for assets, people, and business management.

Maintain our focus on worker safety, premium service quality, and employee development.

Leveraged the Nisku Drilling Support Centre and Houston Technical Centre to lower costs in repair, maintenance, and new manufacturing operations.

Consolidated six facilities and distribution centres in North America in response to the industry downturn.

Achieved Target Zero for 92% of our drilling rigs and 93% of our service rigs.

Reinforce our competitive advantage

Gain market share.

High grade our active fleet by delivering new-build rigs and maximizing customer opportunities.

Deliver consistent, reliable, High Performance service.

Retain and continue to develop our people.

Gained market share in both Canada and the U.S. as measured by the percent of drilling days in Canada and the average active rigs in the U.S.

Delivered 17 new-build Super Series rigs to customers on long-term contracts and upgraded 10 existing drilling rigs to higher specification assets to deliver High Performance services to our customers.

Retired 79 legacy drilling rigs, completing the transformation of our fleet to essentially all Tier 1 rigs.

Achieved better than predetermined targets for mechanical downtime.

Exceeded employee retention goals across all targeted skill positions, and trained approximately 1,700 people in our training facilities.

Secured long-term contracts for two new-build drilling rigs to be deployed to Kuwait in 2017.

Manage liquidity and focus activities on cash flow generation

Monitor working capital, debt and liquidity.

Maintain a scalable cost structure that is responsive to changing competition and market demand.

Adjust capital plans according to utilization and customer demand.

Reduced days sales outstanding by 14% compared with 2014.

Incurred $21 million in restructuring charges through the year, which will yield annualized savings of approximately $100 million.

Reduced maintenance and infrastructure capital by 67%, compared with prior year, as equipment utilization was lower and facility upgrades completed.

Amended financial ratio covenants under Senior Credit Facility to improve access to capital through the industry downturn.

Our corporate and competitive growth strategies are designed to optimize resource allocation and differentiate us from the competition, generating value for investors. Despite the downturn in industry activity, we see opportunities for long-term growth in our Contract Drilling Services land drilling rig fleet both in North America and internationally. Unconventional drilling is the primary opportunity in the North American marketplace. Unconventional resource development requires advanced Tier 1 drilling rigs and other highly developed services that facilitate the drilling of reliable, predictable and repeatable horizontal wells. The completion and production work associated with unconventional wells provides the most profitable growth opportunities for our Completion and Production Services segment.

Precision Drilling Corporation 2015 Annual Report	23

Strategic Priorities for 2016

1. Maintain strong liquidity to manage through an extended downturn – sustain adequate liquidity by generating positive operating cash flow, ensuring full access to the Senior Credit Facility, and begin a multi-year plan for net debt reduction.

2. Sustain High Performance, High Value service offering – continue to deliver maximum efficiency and lower risks to support development drilling programs by operating the highest quality assets in the industry with well-trained, professional crews supported by robust systems that eliminate manual processes and improve automation throughout the Precision organization.

3. Position for an eventual rebound – concurrent with right-sizing the organization for the extended downturn, we will take steps to prepare for a rebound:

a. Asset integrity – maintain high quality and integrity of our Tier 1 drilling fleet by utilizing spare equipment, avoiding fleet cannibalization and maintaining rigorous equipment standards.

b. People – retain field leadership within the organization, maintain relationships with former crew members and continue to develop leadership and skills of workers within our organization.

c. Ample liquidity – maintain strong liquidity to fund working capital requirements and other short term commitments that arise when activity levels increase.

24	Management’s Discussion and Analysis

Management’s Discussion and Analysis
2015 Results

Adjusted EBITDA and operating earnings (loss) are additional GAAP measures. See page 5 for more information.

Consolidated Statements of Earnings (Loss) Summary

Year ended December 31 (thousands of dollars)	2015	2014	2013
Revenue
Contract Drilling Services	1,378,336	2,017,110	1,719,910
Completion and Production Services	186,317	343,556	323,353
Inter-segment elimination	(9,029)	(10,128)	(13,286)
	1,555,624	2,350,538	2,029,977
Adjusted EBITDA
Contract Drilling Services	546,719	821,490	653,664
Completion and Production Services	10,240	57,954	61,032
Corporate and Other	(83,094)	(79,074)	(75,863)
	473,865	800,370	638,833
Depreciation and amortization	486,655	448,669	333,159
Loss on asset decommissioning	166,486	126,699	–
Impairment of property, plant and equipment	281,987	–	–
Operating earnings (loss)	(461,263)	225,002	305,674
Impairment of goodwill	17,117	95,170	–
Foreign exchange	(33,251)	(946)	(9,112)
Finance charges	121,043	109,701	93,248
Earnings (loss) before income taxes	(566,172)	21,077	221,538
Income taxes	(202,736)	(12,075)	30,388
Net earnings (loss)	(363,436)	33,152	191,150

Results by Geographic Segment

Year ended December 31 (thousands of dollars)	2015	2014	2013
Revenue
Canada	589,759	1,077,814	1,002,199
U.S.	759,472	1,096,918	901,246
International	226,129	195,487	137,681
Inter-segment elimination	(19,736)	(19,681)	(11,149)
	1,555,624	2,350,538	2,029,977
Total assets
Canada	2,077,077	2,434,774	2,082,958
U.S.	2,096,214	2,244,867	2,006,519
International	705,399	629,355	489,646
	4,878,690	5,308,996	4,579,123

Precision Drilling Corporation 2015 Annual Report	25

2015 COMPARED WITH 2014

Net loss in 2015 was $363 million, or $1.24 per diluted share, compared with net earnings of $33 million, or $0.11 per diluted share, in 2014. During the year, we recorded a pre-tax asset decommissioning charge, impairment of property, plant and equipment and goodwill write down totalling $466 million that reduced after-tax net earnings by $329 million and net earnings per diluted share by $1.12 compared with a pre-tax asset decommissioning charge and goodwill write down totalling $222 million that reduced net earnings by $182 million and net earnings per diluted share by $0.62 in 2014.

Revenue was $1,556 million, 34% lower than 2014. The decrease was the result of lower activity from our North American operations.

Adjusted EBITDA in 2015 was $474 million, 41% lower than 2014, primarily because of lower activity levels in all of our North American based operations. Activity, as measured by drilling utilization days, decreased 48% in Canada and 40% in the U.S., and increased 1% internationally compared with 2014.

Impairment

Under IFRS, we are required to assess the carrying value of our assets in cash generating units (CGUs) containing goodwill annually and CGUs when indicators of impairment exist. As a result of continued low commodity prices and their impact on current and future industry activity, we completed an impairment test for all of our CGUs as at December 31, 2015. The test involves determining a value in use based on a multi-year discounted cash flow approach with cash flow assumptions based on historical and expected future results. The resulting value in use is then compared to the carrying value of the CGU. As a result of these tests, it was determined that property, plant and equipment was impaired by US$73 million in our U.S. contract drilling business, by US$49 million in our international contract drilling business, and by US$26 million in our Mexico contract drilling business.

As a result of similar tests during the third quarter of 2015, it was determined that property, plant and equipment in our Canadian well service business were impaired by $73 million and property, plant and equipment in our U.S. completion and production business were impaired by $7 million. In addition, goodwill associated with our rentals cash generating unit was impaired for its full value of $17 million. These impairment adjustments were reflected in our third quarter 2015 financial statements.

Foreign Exchange

We recognized a foreign exchange gain of $33 million in 2015 (2014 – $1 million) because the Canadian dollar weakened in value against the U.S. dollar and this affected the net U.S. dollar denominated monetary position in our Canadian dollar-based companies.

Finance Charges

Finance charges were $121 million, an increase of $11 million compared with 2014. The increase is the result of the impact of the weaker Canadian dollar on our U.S. dollar denominated interest and the issuance, in June 2014, of US$400 million 5.25% senior notes due in 2024, partially offset by an increase of $14 million in interest income from the settlement of an income tax dispute.

Income Taxes

Income taxes were a recovery of $203 million, $191 million higher than the $12 million recovery booked in 2014 mainly due to lower operating results from the loss on asset decommissioning and impairment charges in the year.

In April 2015, we received payment from the Ontario Minister of Revenue of $69 million representing $55 million owed to us on a reassessment of income tax, recorded as an income tax recoverable on the Consolidated Statements of Financial Position, plus interest of $14 million.

26	Management’s Discussion and Analysis

2014 COMPARED WITH 2013

Net earnings in 2014 were $33 million, or $0.11 per diluted share, compared with $191 million, or $0.66 per diluted share, in 2013. During the year, we recorded a pre-tax asset decommissioning charge and goodwill write down totalling $222 million that reduced net earnings by $182 million and net earnings per diluted share by $0.62. Effective January 1, 2014, we began calculating depreciation on our drilling rigs and service rigs on a straight-line basis, which reduced net earnings by approximately $29 million, or $0.10 per diluted share, compared with what net earnings would have been using the previous depreciation method.

Revenue was $2,351 million, 16% higher than 2013. The increase was the result of improved utilization and average pricing in our Contract Drilling Services segment.

Adjusted EBITDA in 2014 was $800 million, 25% higher than 2013, primarily because of higher activity levels and higher average pricing in our Contract Drilling Services segment. Activity, as measured by drilling utilization days, increased 8% in Canada, 16% in the U.S., and 14% internationally compared with 2013.

Foreign Exchange

We recognized a foreign exchange gain of $1 million in 2014 (2013 – $9 million) because the Canadian dollar weakened in value against the U.S. dollar and this affected the net U.S. dollar denominated monetary position in our Canadian dollar-based companies.

Finance Charges

Finance charges were $110 million, an increase of $16 million compared with 2013. The increase was the result of the issuance, in June 2014, of US$400 million 5.25% senior notes due in 2024 and the impact of the weaker Canadian dollar on our U.S. dollar denominated interest.

Income Taxes

Income taxes were a recovery of $12 million, $42 million lower than 2013 mainly due to lower operating results from asset decommissioning charges in the year.

Precision Drilling Corporation 2015 Annual Report	27

Segmented Results

CONTRACT DRILLING SERVICES

Financial Results

Adjusted EBITDA and operating earnings (loss) are additional GAAP measures. See page 5 for more information.

Year ended December 31 (thousands of dollars, except where noted)	2015	% of revenue	2014	% of revenue	2013	% of revenue
Revenue	1,378,336		2,017,110		1,719,910
Expenses
Operating	777,280	56.4	1,147,826	56.9	1,019,156	59.3
General and administrative	43,427	3.1	47,794	2.4	47,090	2.7
Restructuring	10,909	0.8	–	–	–	–
Adjusted EBITDA	546,720	39.7	821,490	40.7	653,664	38.0
Depreciation and amortization	439,621	31.9	381,465	18.9	292,217	17.0
Loss on asset decommissioning	165,109	12.0	97,947	4.8	–	–
Impairment of property, plant and equipment	202,414	14.7	–	–	–	–
Operating earnings (loss)	(260,064)	(18.9)	342,078	17.0	361,447	21.0

2015 Compared with 2014

Revenue from Contract Drilling Services was $1,378 million, 32% lower than 2014, mainly due to lower activity in North America, partially offset by higher average day rates in North America as a greater proportion of our drilling rigs were working under term contract.

Operating expenses were 56% of revenue, compared with 57% in 2014. On a per utilization day basis, operating costs for the drilling rig divisions in Canada and the United States were higher than the prior year by 5% primarily because of fixed costs spread across lower activity partially offset by cost saving initiatives. Internationally, operating costs on a per utilization basis were lower than the prior year by 6% primarily due to certain rigs being on standby. General and administrative expenses for 2015 were lower than 2014 as result of cost saving initiatives undertaken during 2015, partially offset by the impact of the weakening Canadian dollar on our U.S. dollar denominated costs. Restructuring costs incurred in 2015 were primarily severance related to right size the business for current activity levels.

Operating loss was $260 million, compared with operating earnings of $342 million in 2014. Operating results were negatively impacted by the impairment of property, plant and equipment; the decommissioning of certain drilling rigs and spare equipment; the decrease in activity in our North American operating segments; and depreciation from capital asset additions in 2015 and 2014. Excluding asset impairment and decommissioning charges, operating earnings would have been $108 million in 2015 compared with $440 million in 2014.

Capital expenditures in 2015 were $459 million:

¡    $361 million – to expand our asset base

¡   $49 million – to upgrade existing equipment

¡   $49 million – on maintenance and infrastructure.

Most of the expansion capital was on 18 new-build rigs, as part of our rig build program; 17 of these were completed and placed into service by December 31, 2015; the remaining rig was placed into service in February 2016.

Two new-build rigs to be delivered in early 2017 for our customer in Kuwait were started in 2015; most of the expansion capital related to these rigs to be incurred in 2016.

28	Management’s Discussion and Analysis

Operating Statistics

Year ended December 31	2015	% increase/ (decrease)	2014	% increase/ (decrease)	2013	% increase/ (decrease)
Number of drilling rigs (year-end)	251	(19.8)	313	(4.3)	327	1.9
Drilling utilization days (operating and moving)
Canada	17,238	(47.5)	32,810	7.5	30,530	(5.6)
U.S.	21,172	(39.6)	35,075	15.9	30,268	(12.5)
International	4,084	1.2	4,036	13.5	3,555	70.4
Drilling revenue per utilization day
Canada (Cdn$)	23,670	6.4	22,250	0.6	22,108	5.1
U.S. (US$)	25,901	6.5	24,330	3.2	23,575	(0.5)
International (US$)	43,491	(0.9)	43,885	17.2	37,445	21.4
Drilling statistics (Canadian operations only)
Wells drilled	1,351	(56.3)	3,091	(3.7)	3,211	4.1
Average days per well	11.4	21.3	9.4	11.9	8.4	(10.6)
Metres drilled (hundreds)	3,224	(45.0)	5,864	5.2	5,576	6.6
Average metres per well	2,386	25.8	1,897	9.3	1,736	2.4

Canadian Drilling

Revenue from Canadian drilling was down $322 million, or 44%, from 2014. Drilling rig activity, as measured by utilization days, was down 51%.

Adjusted EBITDA was $181 million, 48% lower than 2014, because of lower drilling activity partially offset by cost reduction initiatives.

Depreciation expense for the year was $12 million higher than 2014 because of depreciation expense associated with new equipment.

Drilling Statistics – Canada

In 2015, we completed three new-build rigs, transferred five rigs to Canada from the U.S., and decommissioned 48 legacy rigs, bringing our Canadian 2015 year-end net rig count to 134 (2014 – 174).

The industry drilling rig fleet decreased as well – there were approximately 721 rigs at the end of 2015 compared with 797 at the end of 2014. Our operating day utilization was 24% (2014 – 42%), compared with industry utilization of 23% (2014 – 44%).

Our average dayrates in Canada increased 6% in 2015 with the addition of new-build and upgraded rigs to our fleet resulting in a better rig mix.

U.S. Drilling

Revenue from U.S. drilling was lower than 2014 by US$304 million, or 36%. Drilling rig activity, as measured by utilization days, was down 40% while average revenue per day was up 7%.

Adjusted EBITDA was US$235 million, 35% lower than US$359 million in 2014, mainly because of lower industry activity.

Depreciation expense for the year was $3 million higher than 2014 because of depreciation expense associated with new equipment.

Drilling Statistics – U.S.

In 2015, we completed 13 new-build rigs, transferred five rigs to our Canadian fleet, and decommissioned 30 rigs, leaving our U.S. year-end net rig count at 102 (2014 – 124). In 2015, we averaged 58 rigs working, a 40% decrease from 96 rigs in 2014. The industry drilling fleet declined as well, averaging 944 active land rigs in 2015, down 48% from 1,806 rigs in 2014.

Precision Drilling Corporation 2015 Annual Report	29

Our average dayrates in the U.S. increased 7% in 2015 with the addition of new-build and upgraded rigs to our fleet resulting in a better rig mix. Turnkey utilization days decreased 52% over 2014 and accounted for approximately 2% of our U.S. rig utilization compared with 3% in 2014.

Drilling Statistics – U.S.

	2015		2014
	Precision	Industry (1)	Precision	Industry (1)
Average number of active land rigs for quarters ended:
March 31	80	1,353	94	1,724
June 30	57	873	93	1,802
September 30	51	829	97	1,842
December 31	45	720	100	1,856
Annual average	58	944	96	1,806

(1)	Source: Baker Hughes

COMPLETION AND PRODUCTION SERVICES

Financial Results

Adjusted EBITDA and operating earnings (loss) are additional GAAP measures. See page 5 for more information.

Year ended December 31 (thousands of dollars, except where noted)	2015	% of revenue	2014	% of revenue	2013	% of revenue
Revenue	186,317		343,556		323,353
Expenses
Operating	156,089	83.8	268,129	78.0	242,768	75.1
General and administrative	16,355	8.7	17,473	5.1	19,553	6.0
Restructuring	3,634	2.0	–	–	–	–
Adjusted EBITDA	10,239	5.5	57,954	16.9	61,032	18.9
Depreciation and amortization	32,396	17.4	58,621	17.1	32,630	10.1
Loss on asset decommissioning	1,377	0.7	28,752	8.4	–	–
Impairment of property, plant and equipment	79,573	42.7	–	–	–	–
Operating earnings (loss)	(103,107)	(55.3)	(29,419)	(8.6)	28,402	8.8

Revenue from Completion and Production Services was $186 million in 2015, 46% lower than 2014, mainly because of lower activity and pricing across all of our product lines.

Operating loss was $103 million in 2015, compared with a loss of $29 million in 2014, because of lower activity and the charge for impairment of property, plant and equipment. In 2014, we incurred an asset decommissioning charge of $29 million and a loss on disposal of our U.S. coil tubing assets of $14 million.

Operating expenses were 84% of revenue, 6% higher than 2014, mainly because of lower activity and lower revenue rates.

Depreciation, excluding the loss on disposal of our coil tubing assets in the prior year, was 28% less than 2014 because of a lower asset base from asset decommissioning, impairments and disposals.

Capital expenditures were $3 million, entirely on maintenance of existing assets and infrastructure.

Revenue from Precision Well Servicing in Canada was $100 million, down $89 million from 2014 as activity was down 43% and average revenue rates were down 7%.

Revenue from our U.S. based completion and production businesses was US$33 million, 57% lower than 2014. The decrease was the result of lower activity and the sale of our U.S. based coil tubing assets in the fourth quarter of 2014.

Revenue from Precision Rentals was $24 million, 42% lower than 2014. The decrease was due to lower activity and lower revenue rates from the competitive market.

Revenue from Precision Camp Services was $20 million, 46% lower than 2014, because of a decrease in base camp activity. Precision operated four base camps and 46 drill camps during 2015.

30	Management’s Discussion and Analysis

Operating Results

Year ended December 31	2015	% increase/ (decrease)	2014	% increase/ (decrease)	2013	% increase/ (decrease)
Number of service rigs (end of year)	163	(7.9)	177	(20.3)	222	3.7
Service rig operating hours	149,754	(45.2)	273,194	(3.7)	283,576	(3.8)
Revenue per operating hour	784	(13.6)	907	6.2	854	14.8

In 2015, we decommissioned nine service rigs and three snubbing units.

Service rig hours declined 45% as industry activity declined. Service rig rates decreased 14% as bidding for work became more competitive.

CORPORATE AND OTHER

Financial Results

Adjusted EBITDA is an additional GAAP measure. See page 5 for more information.

Year ended December 31 (thousands of dollars, except where noted)	2015	2014	2013
Revenue	–	–	–
Expenses
Operating	–	–	–
General and administrative	76,994	79,074	75,863
Restructuring	6,100	–	–
Adjusted EBITDA	(83,094)	(79,074)	(75,863)
Depreciation and amortization	14,998	8,583	8,312
Operating earnings (loss)	(98,092)	(87,657)	(84,175)

Our Corporate and Other segment has support functions that provide assistance to our other business segments. It includes costs incurred in corporate groups in both Canada and the U.S.

Corporate and Other expenses were $77 million in 2015, $2 million less than 2014. The decrease is mainly related to cost cutting initiatives taken in 2015, partially offset foreign exchange translation on U.S. dollar based costs. In 2015, corporate general and administrative costs were 5.0% of consolidated revenue compared with 3.4% in 2014 and 3.7% in 2013.

Quarterly Financial Results

Adjusted EBITDA and funds provided by operations are additional GAAP measures. See page 5 for more information.

2015 – Quarters Ended (thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	512,120	334,462	364,089	344,953
Adjusted EBITDA	163,384	88,355	111,031	111,095
Net earnings (loss)	24,033	(29,817)	(86,700)	(270,952)
per basic share	0.08	(0.10)	(0.30)	(0.93)
per diluted share	0.08	(0.10)	(0.30)	(0.93)
Funds provided by operations	155,186	53,173	99,228	49,503
Cash provided by operations	215,138	169,877	61,049	70,952
Dividends per share	0.07	0.07	0.07	0.07

Precision Drilling Corporation 2015 Annual Report	31

2014 – Quarters Ended (thousands of dollars, except per share amounts)	March 31	June 30	September 30	December 31
Revenue	672,249	475,174	584,590	618,525
Adjusted EBITDA	237,274	129,695	199,390	234,011
Net earnings (loss)	101,557	(7,174)	52,813	(114,044)
per basic share	0.35	(0.02)	0.18	(0.39)
per diluted share	0.35	(0.02)	0.18	(0.39)
Funds provided by operations	231,393	97,805	196,217	172,059
Cash provided by operations	170,127	228,412	146,733	134,887
Dividends per share	0.06	0.06	0.06	0.07

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which is usually late in the fourth quarter. Thus, activity peaks in the winter, in the fourth and first quarters. In the spring, wet weather and the spring thaw in Canada and the northern U.S. make the ground unstable. Government road bans restrict the movement of rigs and other heavy equipment, reducing activity in the second quarter. This leads to quarterly fluctuations in operating results and working capital requirements.

Fourth Quarter 2015 Compared with Fourth Quarter 2014

In the fourth quarter, we recorded a net loss of $271 million, or net loss per diluted share of $0.93, compared with a net loss of $114 million, or $0.39 per diluted share, in the fourth quarter of 2014. We incurred asset decommissioning and impairment charges totalling $369 million that, after-tax, reduced net earnings by $254 million and net earnings per diluted share by $0.87.

Revenue in the fourth quarter was $345 million or 44% lower than the fourth quarter of 2014, mainly due to lower drilling activity in the U.S., Canada and internationally. Revenue from our Contract Drilling Services and Completion and Production Services segments both decreased over the comparative prior year period by 42% and 53%, respectively.

Adjusted EBITDA in the fourth quarter this quarter of $111 million or 53% lower than the fourth quarter of 2014. Our activity for the quarter, as measured by drilling rig utilization days, decreased 51% in Canada, 55% in the U.S. and 23% internationally, compared with the fourth quarter of 2014.

Our Adjusted EBITDA as a percentage of revenue was 32% this quarter, compared with 38% in the fourth quarter of 2014. The decrease in adjusted EBITDA as a percentage of revenue was mainly due to decreases in activity and profitability in our Contract Drilling Services segment and restructuring costs incurred in the current quarter.

As a percentage of revenue, operating costs were 56% in the fourth quarter of 2015 and 58% in the same quarter of 2014. Our portfolio of term customer contracts and a highly variable operating cost structure, helped us manage our Adjusted EBITDA margin.

Contract Drilling Services

Revenue from Contract Drilling Services was $306 million this quarter, or 42% lower than the fourth quarter of 2014, while adjusted EBITDA decreased by 43% to $134 million. The decreases were mainly due to lower drilling rig utilization days in our Canadian, U.S. and international contract drilling businesses partially offset by higher average day rates in all markets.

Drilling rig utilization days in Canada (drilling days plus move days) were 4,176 during the fourth quarter of 2015, a decrease of 51% compared with 2014, primarily due to the decrease in industry activity resulting from lower commodity prices. Drilling rig utilization days in the U.S. were 4,109, or 55% lower than the same quarter of 2014 as U.S. activity was down due to lower industry activity. Drilling rig utilization days in our international business were 822, or 23% lower than the same quarter of 2014, as activity declines in the Kurdistan region of Iraq were partially offset by adding a contracted rig in Kuwait in 2015.

32	Management’s Discussion and Analysis

Compared with the same quarter in 2014, drilling rig revenue per utilization day was up 13% in Canada, up 2% in the U.S. and up 10% internationally. In Canada, the day rate increase was the result of rig mix, as we operated proportionately more Tier 1 rigs compared with the prior year, and one-time payments from customers due to contractual shortfalls. The increase in average day rates for the U.S. was primarily due to a higher percentage of revenue being generated from Tier 1 rigs and higher idle-but-contracted payments in the quarter relative to the prior year comparative quarter. The average international day rate is up due to the recognition of an early termination payment of US$6 million in the quarter and the addition of a new-build contracted rig in Kuwait.

In Canada, 53% of utilization days in the quarter were generated from rigs under term contract, compared with 42% in the fourth quarter of 2014. In the U.S., 64% of utilization days were generated from rigs under term contract in the fourth quarter of 2015, compared with 69% in the fourth quarter of 2014. At the end of the quarter, we had 37 drilling rigs under contract in Canada, 27 in the U.S. and nine internationally.

Operating costs were 52% of revenue for the quarter, which was three percentage points lower than the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were lower than the prior year primarily because of crew wage reduction and cost saving initiatives. In the U.S., operating costs for the quarter on a per day basis were slightly higher from the fourth quarter of 2014 primarily as a result of having fixed costs spread across lower activity, partially offset by no turnkey activity in the current quarter.

General and administrative costs were higher than the prior year by $2 million due to the impact of the weakening Canadian dollar on our U.S. dollar denominated costs in 2015 offset by a recovery of share based compensation in the fourth quarter of 2014.

Restructuring costs of $2 million in the quarter related to cost cutting measures taken in response to the persistent downturn in industry activity levels.

Depreciation expense in the quarter was 11% higher than in the fourth quarter of 2014 due to the addition of new-build rigs deployed in 2014 and 2015 and the impact of the weakening Canadian dollar compared with the U.S. dollar and the associated impact on our U.S. denominated depreciation expense.

Due to the significant decrease in industry activity resulting from the decline in oil and natural gas prices, we completed an impairment test of our businesses in our Contract Drilling Services segment in the fourth quarter of 2015. The recoverable amount of property, plant and equipment and goodwill was determined using a multi-year discounted cash flow approach with cash flow assumptions based on historical and expected future results. As a result of this test, it was determined that property, plant and equipment were impaired by US$73 million in our U.S. contract drilling business, by US$49 million in our international contract drilling business, and by US$26 million in our Mexico contract drilling business.

During the fourth quarter, the Contract Drilling Services segment recognized a loss of $165 million related to the decommissioning of 79 drilling rigs, comprised of 48 in Canada, 30 in the United States, and one in Mexico, along with certain spare equipment. Low commodity prices combined with the entry of new-build drilling rigs in the market have effectively rendered legacy assets obsolete.

Completion and Production Services

Revenue from Completion and Production Services was down $48 million, or 53%, compared with the fourth quarter of 2014 due to lower activity levels in all service lines and lower average rates. In response to lower oil prices, customers curtailed spending including well completion and production programs. Our well servicing activity in the quarter was down 45% from the fourth quarter of 2014. Revenue was also negatively impacted by the sale of our U.S. coil tubing operations in the fourth quarter of last year. Approximately 87% of our fourth quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 87% of its revenue from Canadian and 13% from U.S. operations.

Precision Drilling Corporation 2015 Annual Report	33

Average service rig revenue per operating hour in the fourth quarter was $760 or $136 lower than the fourth quarter of 2014. The decrease was primarily the result of industry pricing pressure and the sale of our U.S. coil tubing assets, which generally received a higher rate per hour.

Adjusted EBITDA was $16 million lower than the fourth quarter of 2014 due to declines in activity and pricing and $2 million in restructuring costs in the current quarter.

Operating costs as a percentage of revenue increased to 86% in the fourth quarter of 2015, from 78% in the fourth quarter of 2014.

General and administrative costs were $1 million higher than the prior year due to a recovery of share based compensation in the fourth quarter of 2014, partially offset by cost saving initiatives.

Restructuring costs of $2 million in the quarter related to cost cutting measures taken during the quarter in response to the persistent decline in industry activity levels.

Depreciation in the quarter was 75% lower than the fourth quarter of 2014 because of a lower asset base after decommissioning equipment in the fourth quarter of 2014, the recording of an impairment charge in the third quarter of 2015, and the disposal of our U.S. coil tubing assets part way through the fourth quarter of 2014.

Corporate and Other

The Corporate and Other segment had an adjusted EBITDA loss of $22 million for the fourth quarter of 2015, $8 million more than the 2014 comparative period due primarily to restructuring charges of $3 million incurred in the current year quarter and higher share based incentive compensation.

Net financial charges for the quarter were $34 million, an increase of $4 million from the fourth quarter of 2014, driven by the impact of the weaker Canadian dollar on our U.S. dollar denominated interest partially offset by customer related interest income of $2 million in the current quarter. We had a foreign exchange gain of $1 million during the fourth quarter of 2015 due to the weakening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Capital expenditures were $66 million in the fourth quarter compared with $338 million in the fourth quarter of 2014. Spending in the fourth quarter of 2015 included:

¡	$39 million to expand our asset base
¡	$6 million to upgrade existing equipment
¡	$21 million on maintenance and infrastructure.

34	Management’s Discussion and Analysis

Management’s Discussion and Analysis
Financial Condition

The oilfield services business is inherently cyclical. To manage this variability, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our capital expenditures and cash flows, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking the results of our operations to keep costs down. We maintain a scalable cost structure so we can be responsive to changing competition and market demand. And we invest in our fleet to make sure we remain competitive. Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs help provide more certainty of future revenues and return on our growth capital investments.

LIQUIDITY

In 2015, due to the continued decline in global oil prices and uncertain industry outlook, we amended certain financial covenants under our syndicated senior secured revolving credit facility (as amended, the Senior Credit Facility) to provide for temporary covenant relief, and reduced the size of the Senior Credit Facility to US$550 million from US$650 million. See Sources and Uses of Cash – Financing Activity on page 37 for more information.

In June 2014, we issued US$400 million of 5.25% senior notes due in 2024 in a private offering. The Notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our Senior Credit Facility and certain other indebtedness.

As at December 31, 2015, our liquidity was supported by a cash balance of $445 million, our Senior Credit Facility of US$550 million, operating facilities totalling approximately $60 million, and a US$40 million secured facility for letters of credit. Our ability to draw on our Senior Credit Facility is governed by financial covenants. See Sources and Uses of Cash – Covenants on page 39.

At December 31, 2015, including letters of credit, we had approximately $2,330 million (2014 – $1,942 million) outstanding under our secured and unsecured credit facilities and $26 million in unamortized debt issue costs. Our Senior Credit Facility includes financial ratio covenants that are tested quarterly.	Key Ratios We ended 2015 with a long-term debt to long-term debt plus equity ratio of 0.51, and a ratio of long-term debt to cash provided by operations of 4.22.

We ended 2015 with a long-term debt to long-term debt plus equity ratio of 0.51 (2014 – 0.43) and a ratio of long-term debt to cash provided by operations of 4.22 (2014 – 2.72).

The current blended cash interest cost of our debt is about 6.2%.

Ratios and Key Financial Indicators

We evaluate the relative strength of our financial position by monitoring our working capital, debt ratios and liquidity.

We also monitor returns on capital, and we link our executives’ incentive compensation to the returns to our shareholders relative to the shareholder returns of our peers.

Precision Drilling Corporation 2015 Annual Report	35

Financial Position and Ratios

(thousands of dollars, except ratios)	December 31, 2015	December 31, 2014	December 31, 2013
Working capital	536,815	653,630	305,783
Working capital ratio	3.2	2.3	1.9
Long-term debt	2,180,510	1,852,186	1,323,268
Total long-term financial liabilities	2,210,231	1,881,275	1,355,535
Total assets	4,878,690	5,308,996	4,579,123
Enterprise value (see table on page 40)	3,245,924	3,265,865	3,919,763
Long-term debt to long-term debt plus equity	0.51	0.43	0.36
Long-term debt to cash provided by operations	4.22	2.72	3.09
Long-term debt to Adjusted EBITDA	4.60	2.31	2.07
Long-term debt to enterprise value	0.67	0.57	0.34

Credit Rating

Credit ratings affect our ability to obtain short and long-term financing, the cost of this financing, and our ability to engage in certain business activities cost-effectively. On March 3, 2016, Moody’s downgraded our corporate credit rating from Ba2 to B2 and senior unsecured credit rating from Ba2 to B3.

	Moody’s	S&P
Corporate credit rating	B2	BB+
Senior Credit Facility rating	Not rated	Not rated
Senior unsecured credit rating	B3	BB

CAPITAL MANAGEMENT

To maintain and grow our business, we invest in both growth and sustaining capital. We base expansion capital decisions on return on capital employed and payback, and we mitigate the risk that we may not be able to fully recover our capital by requiring two- to five-year term contracts for new-build rigs.

We base our maintenance capital decisions on actual activity levels, using key financial indicators that we express as per operating day or per operating hour. Sourcing internally (through our manufacturing and supply divisions) helps keep our maintenance capital costs as low as possible.

Foreign Exchange Risk

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar (mostly in U.S. dollars and currencies that are pegged to the U.S. dollar). This means that changes in currency exchange rates can materially affect our income statement, balance sheet and statement of cash flow. We manage this risk by matching the currency of our debt obligations with the currency of cash flows generated by the operations that the debt supports.

Hedge of Investments in U.S. Operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

Effective January 1, 2015, we have included the US$400 million of 5.25% senior notes due in 2024 as a designated hedge of our investment in our U.S. dollar denominated foreign operations, and now all of our U.S. dollar senior notes are designated as a net investment hedge.

Effective April 30, 2015, a portion of our U.S. dollar denominated debt that was previously treated as a hedge of our net investment in our U.S. operations was designated as a hedge of the investment in our international operations that have a U.S. dollar functional currency.

36	Management’s Discussion and Analysis

To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts in earnings.

SOURCES AND USES OF CASH

At December 31 (thousands of dollars)	2015	2014	2013
Cash from operations	517,016	680,159	428,086
Cash used in investing	(541,102)	(629,987)	(526,535)
Surplus (deficit)	(24,086)	50,172	(98,449)
Cash from (used in) financing	(84,044)	329,704	21,517
Effect of exchange rate changes on cash	61,408	30,999	4,770
Net cash generated (used)	(46,722)	410,875	(72,162)

Cash from Operations

In 2015, we generated cash from operations of $517 million compared with $680 million in 2014. The decrease is primarily the result of lower operating results due to the industry downturn, partially offset by lower income taxes paid in 2015.

Investing Activity

We made growth and sustaining capital investments of $459 million in 2015:

¡	$361 million in expansion capital
¡	$49 million in upgrade capital
¡	$49 million in maintenance and infrastructure capital.

The $459 million in capital expenditures in 2015 was split between segments as follows:

¡	$452 million in Contract Drilling Services
¡	$2 million in Completion and Production Services
¡	$5 million in Corporate and Other.

Expansion and upgrade capital includes the cost of long-lead items purchased for our capital inventory, such as top drives, drill pipe, control systems, engines and other items we can use to complete new-build projects or upgrade our rigs in North America and internationally.

We sold underutilized capital assets for proceeds of $10 million in 2015.

Financing Activity

On March 27, 2015, we amended certain financial covenants under the credit agreement governing our Senior Credit Facility to, among other things, temporarily increase the maximum consolidated total debt to Adjusted EBITDA ratio (as defined in the debt agreement) to 6:1 from 4:1 and temporarily reduce the minimum interest coverage ratio to 2.5:1 from 2.75:1, in each case until December 31, 2016.

On October 27, 2015, we further amended the credit agreement, whereby we reduced the size of the Senior Credit Facility to US$550 million from US$650 million and eliminated the consolidated total debt to adjusted EBITDA financial covenant ratio in its entirety. We further decreased the minimum interest coverage ratio to 2:1 from 2.5:1 for a temporary period up to and including December 31, 2017, which will revert to 2.5:1 thereafter until the maturity date of the facility. We also reduced the maximum consolidated senior debt to adjusted EBITDA financial covenant ratio to 2.5:1 from 3:1 and added a new debt covenant whereby we agreed to not incur or assume more than US$250 million in new unsecured debt other than where the new unsecured debt is used to refinance existing unsecured debt or the new debt is assumed through an acquisition.

Precision Drilling Corporation 2015 Annual Report	37

As at March 4, 2016, we were in compliance with all covenants and expect to remain compliant throughout 2016 in our Senior Credit Facility, which remains undrawn except for US$46 million in outstanding letters of credit.

In May 2015, we increased the size of our demand letter of credit facility to US$40 million from US$25 million to provide additional availability to issue letters of credit for international opportunities.

In June 2014, we issued US$400 million of 5.25% senior notes due in 2024 in a private offering. The notes are guaranteed on a senior unsecured basis by current and future U.S. and Canadian subsidiaries that also guarantee our Senior Credit Facility and certain other indebtedness.

As at March 4, 2016, our operating facility of $40 million with Royal Bank of Canada was undrawn except for $24 million in outstanding letters of credit; our operating facility of US$15 million with Wells Fargo remained undrawn; and our demand facility for letters of credit of US$40 million with HSBC Canada had US$5 million available.

Debt

As at December 31, 2015, we had a cash balance of $445 million and available capacity under our secured facilities of $754 million.

As at December 31, 2015, we had $2,207 million outstanding under our senior unsecured notes.

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$550 million (extendible, revolving term credit facility with US$250 million accordion feature)	Undrawn, except US$46 million in outstanding letters of credit	General corporate purposes	June 3, 2019
Operating facilities (secured)
$40 million	Undrawn, except $25 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$25 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024

38	Management’s Discussion and Analysis

Covenants

Senior Credit Facility

The Senior Credit Facility requires that we comply with certain financial covenants including a leverage ratio of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (Adjusted EBITDA) of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. Adjusted EBITDA as defined in our Senior Credit Facility agreement differs from Adjusted EBITDA as defined under Additional GAAP Measures by the exclusion of bad debt expense and certain foreign exchange amounts. As at December 31, 2015, our consolidated senior debt to Adjusted EBITDA ratio was negative 0.55:1.

Under the Senior Credit Facility, we are required to maintain an Adjusted EBITDA coverage ratio, calculated as Adjusted EBITDA to interest expense for the most recent four consecutive fiscal quarters, of greater than 2:1, which reverts to 2.5:1 for periods ending after December 31, 2017 until the maturity date of the facility. As at December 31, 2015, our Adjusted EBITDA coverage ratio was 4.26:1.

In addition, the Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; pay dividends, share redemptions or other distributions; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2015, we were in compliance with the covenants of the Senior Credit Facility.

Senior Notes

The senior notes require that we comply with certain financial covenants including an Adjusted EBITDA (as defined in the note agreements) to interest coverage ratio of greater than 2:1 for the four most recent consecutive fiscal quarters. In the event that our Adjusted EBITDA to interest coverage ratio is less than 2:1 for the four most recent consecutive fiscal quarters, the senior notes restricts our ability to incur additional indebtedness. The senior notes contain a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and repurchases from shareholders. This restricted payment basket grows by, among other things, 50% of consolidated net earnings, and decreases by 100% of consolidated net losses as defined in the note agreements, and payments made to shareholders. Based on our consolidated financial results for the period ended December 31, 2015, the restricted payments basket was negative $152 million, therefore prohibiting us from making any further dividend payments until the restricted payments basket once again becomes positive. As a result, we announced the suspension of our dividend on February 11, 2016.

In addition, the senior notes contain certain covenants that limit our ability and the ability of certain subsidiaries to incur additional indebtedness and issue preferred stock; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

At December 31, 2015, we were in compliance with the covenants of the senior notes.

Precision Drilling Corporation 2015 Annual Report	39

Contractual Obligations

Our contractual obligations include both financial obligations (long-term debt and interest) and non-financial obligations (new-build rig commitments, operating leases, and equity-based compensation for key executives and officers).

The table below shows the amounts of these obligations and when payments are due for each.

	Payments due (by period)
At December 31, 2015 (thousands of dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Long-term debt (1)	–	–	1,099,600	1,107,200	2,206,800
Interest on long-term debt (1)	137,647	275,294	244,551	147,107	804,599
Purchase of property, plant and equipment (1)	118,095	59,679	80,991	–	258,765
Operating leases (1)(2)	19,003	27,541	17,013	7,369	70,926
Contractual incentive plans (3)(1)	18,189	49,264	–	–	67,453
Total	292,934	411,778	11,442,155	1,261,676	3,408,543

(1)	U.S. dollar denominated balances are translated at the period end exchange rate of Cdn$1.00 equals US$0.7225.
(2)	The balance due within one year relates to the costs committed to complete the two rigs scheduled for delivery in Kuwait in early 2017. The remaining balance relates to the costs of rig equipment with a flexible delivery schedule wherein we can take delivery of the equipment between 2016 and 2019 at our discretion.
(3)	Includes amounts we have not yet accrued but are likely to pay at the end of the contract term. Our long-term incentive plans compensate officers and key employees through cash payments when their awards vest. Equity-based compensation amounts are shown based on the five-day weighted average share price on the TSX of $5.57 at December 31, 2015.

CAPITAL STRUCTURE

	March 4, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Shares outstanding	292,912,090	292,912,090	292,819,921	291,979,671
Deferred shares outstanding	195,743	195,743	226,010	221,112
Share options outstanding	13,260,470	10,750,833	8,560,088	8,074,694

You can find more information about our capital structure in our AIF, available on our website and on SEDAR.

Common Shares

Our articles of amalgamation allow us to issue an unlimited number of common shares.

In the fourth quarter of 2012, our Board of Directors approved the introduction of an annualized dividend of $0.20 per common share, payable quarterly. In the fourth quarter of 2013, our Board of Directors approved an increase in the quarterly dividend payment to $0.06 per common share and in the fourth quarter of 2014, our Board of Directors approved an increase in the quarterly dividend to $0.07 per common share.

Effective for the first quarter of 2016, we suspended the quarterly dividend. See Covenants – Senior Notes on page 39 for more information.

Preferred Shares

We can issue preferred shares in one or more series. The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares. We currently have no preferred shares issued.

Enterprise Value

(thousands of dollars, except shares outstanding and per share amounts)	December 31, 2015	December 31, 2014	December 31, 2013
Shares outstanding	292,912,090	292,819,921	291,979,671
Year-end share price on the TSX	5.47	7.06	9.94
Shares at market	1,602,229	2,067,309	2,902,278
Long-term debt	2,180,510	1,852,186	1,323,268
Less working capital	(536,815)	(653,630)	(305,783)
Enterprise value	3,245,924	3,265,865	3,919,763

40	Management’s Discussion and Analysis

Management’s Discussion and Analysis
Accounting Policies and Estimates

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Because of the nature of our business, we are required to make estimates about the future that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. Estimates are based on our past experience, our best judgment and assumptions we think are reasonable.

Our significant accounting policies are described in Note 3 to the Consolidated Financial Statements. We believe the following are the most difficult, subjective or complex judgments, and are the most critical to how we report our financial position and results of operations:

¡	impairment of long-lived assets
¡	depreciation and amortization
¡	income taxes.

Impairment of Long-Lived Assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of our assets. The carrying value of these assets is reviewed for impairment periodically or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment, this requires us to forecast future cash flows to be derived from the utilization of these assets based on assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

For goodwill, we conduct impairment tests annually in the fourth quarter or whenever there is a change in circumstance that indicates that the carrying value may not be recoverable. The recoverability of goodwill requires a calculation of the recoverable amount of the CGU or groups of CGUs to which goodwill has been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgment is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs, and judgment is required in projecting cash flows and selecting the appropriate discount rate. We use observable market data inputs to develop a discount rate that we believe approximates the discount rate from market participants.

In deriving the underlying projected cash flows, assumptions must also be made about future drilling activity, margins and market conditions over the long-term life of the assets or CGUs. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will occur, or how it will affect reported asset amounts. Although we believe the estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such estimations are subject to significant uncertainty and judgment.

Precision Drilling Corporation 2015 Annual Report	41

Depreciation and Amortization

Our property, plant and equipment and intangible assets are depreciated and amortized based on estimates of useful lives and salvage values. These estimates consider data and information from various sources, including vendors, industry practice, and our own historical experience, and may change as more experience is gained, market conditions shift, or new technological advancements are made.

Determination of which parts of the drilling rig equipment represent a significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts are matters of judgment. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expenses already recorded. We establish provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which we operate. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

ACCOUNTING POLICIES ADOPTED JANUARY 1, 2015

There were no new accounting policies adopted by Precision with an initial application date of January 1, 2015.

ACCOUNTING POLICIES NOT YET ADOPTED

IFRS 9, Financial Instruments

In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, replacing IAS 39, Financial Instruments, Recognition and Measurement. IFRS 9 will be issued in three phases. The first phase, which has already been issued, addresses the accounting for financial assets and financial liabilities. The second phase will address impairment of financial instruments, while the third phase will address hedge accounting. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple category and measurement models in IAS 39. The approach in IFRS 9 focuses on how an entity manages its financial instruments in the context of its business model, as well as the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods currently provided in IAS 39.

Requirements for financial liabilities were added to IFRS 9 in October 2010. Although the classification criteria for financial liabilities will not change under IFRS 9, the fair value option may require different accounting for changes to the fair value of a financial liability resulting from changes to an entity’s own credit risk.

In December 2013, new hedge accounting requirements were incorporated into IFRS 9 that increase the scope of items that can qualify as a hedged item and change the requirements of hedge effectiveness testing that must be met to use hedge accounting.

In July 2014, the IASB issued final amendments to IFRS 9, replacing earlier versions of IFRS 9. These amendments to IFRS 9 introduce a single, forward-looking ‘expected loss’ impairment model for financial assets, which will require more timely recognition of expected credit losses, and a fair value through other comprehensive income category for financial assets that are debt instruments.

The amendments to IFRS 9 are effective for annual periods beginning on or after January 1, 2018 and are available for earlier adoption. We do not expect that the implementation of IFRS 9 will have a material effect on the financial statements.

42	Management’s Discussion and Analysis

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 to address how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative, relevant disclosures in order to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard provides a principles based, five-step model to be applied to all contracts with customers. This five-step model involves identifying the contract(s) with a customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations in the contract; and recognizing revenue when (or as) the entity satisfies a performance obligation.

Application of this new standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. We do not expect that the implementation of IFRS 15 will have a material effect on the financial statements.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 to replace the guidance currently found in IAS 17. The new standard requires lessees to recognize a lease liability reflecting future lease payments and a right of use asset for virtually all lease contracts. In addition, IFRS 16 has updated the definition of a lease and introduced new disclosure requirements. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted in certain circumstances. We have yet to determine the impact this new standard will have on the financial statements.

Precision Drilling Corporation 2015 Annual Report	43

Management’s Discussion and Analysis
Risks in our Business

Our key business risks are summarized below. Additional information and other risks in business are discussed in our AIF, available on our website (www.precisiondrilling.com).

Price of Oil and Natural Gas

We sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience high demand for our services when commodity prices are relatively high and the opposite is true when commodity prices are low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business.

Weather conditions, governmental regulation (in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, U.S. and Canadian natural gas storage levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility. A prolonged reduction in oil and natural gas prices would likely depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for our services and could have a material adverse effect on our revenue, cash flow and profitability.

Lower oil and natural gas prices could also cause our customers to terminate, renegotiate, or fail to honour their drilling contracts with us, which could affect the anticipated revenues that support our capital expenditure program and deliveries of new-build rigs. In addition, lower oil and natural gas prices, lower demand for oilfield services, or lower rig utilization could affect the fair market value of our rig fleet, which in turn could trigger a write down for accounting purposes. There is no assurance that demands for our services or conditions in the oil and natural gas and oilfield services sector will not decline in the future, and a significant decline in demand could have a material adverse effect on our financial condition.

We have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

We try to manage this risk by keeping our cost structure as variable as we can while still being able to maintain the level of service our customers require.

Weather Patterns

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable so municipalities and counties and provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment prior to the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

44	Management’s Discussion and Analysis

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends at least in part, on the severity and duration of the winter season.

Competition

The contract drilling business is highly competitive with numerous industry participants. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing and rig availability are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor and the particular drilling rig, the offering of ancillary services, the ability to provide drilling equipment that is adaptable to and having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous contract drilling companies in each of the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. If demand for drilling services is better in a region where we operate, our competitors might respond by moving in suitable drilling rigs from other regions, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our revenue, cash flow and earnings.

Our business results and the strength of our financial position are affected by our ability to strategically manage our capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our revenue, operations and financial condition.

New Capital Expenditures

Periods of high demand often lead to higher capital expenditures on drilling rigs and other oilfield services equipment. The number of drilling rigs competing for work in markets where we operate has increased as the industry adds new and upgraded rigs. The industry supply of drilling rigs may exceed actual demand because of the relatively long life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry-wide capital expenditures could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs has served to intensify price competition in the past and could continue to do so. This could lead to lower rates in the oilfield services industry generally and lower utilization of existing rigs, which would have an adverse effect on our revenue, cash flow, earnings and asset valuation.

Precision Drilling Corporation 2015 Annual Report	45

Technology

Complex drilling programs for the exploration and development of conventional and unconventional oil and natural gas reserves demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand depends on continuous improvement of existing rig technology, such as drive systems, control systems, automation, mud systems and top drives, to improve drilling efficiency. Our ability to deliver equipment and services that meet customer demand is essential to our continued success. We cannot guarantee that our rig technology will continue to meet the needs of our customers, especially as rigs age and technology advances, or that our competitors will not develop technological improvements that are more advantageous, timely, or cost effective.

Employees and Suppliers

Finding and Keeping Employees

Our future success and growth depends partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our operations and financial condition.

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield service companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages that may or may not be reflected in any increases in service rates.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel; if we are unable to, it could have a material adverse effect on our operations.

We continually monitor crew availability. To retain and attract quality staff, we focus on providing a safe and productive work environment, opportunity for advancement, and added wage security.

Relying on Suppliers

We source certain key rig components, raw materials, equipment, and component parts from a variety of suppliers in Canada, the U.S., and overseas. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs.

To manage this risk, we maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times.

We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our revenue, cash flow and earnings.

46	Management’s Discussion and Analysis

Health, Safety and the Environment

We are subject to various environmental, health and safety laws, rules, legislation and guidelines, which can impose material liability, increase our costs, or lead to lower demand for our services.

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield service company. A decline in our safety performance could result in lower demand for services, and this could have a material adverse effect on our revenue, cash flow and earnings.

Our operations are affected by numerous laws, regulations and guidelines relating to the protection of the environment, including those governing the management, transportation and disposal of hazardous substances and other waste materials. These include those relating to spills, releases, and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of these apply to our operations and authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. In addition, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that, in some situations, we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited, and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, results of operations and prospects.

The subject of energy and the environment has created intense public debate around the world in recent years. Debate is likely to continue for the foreseeable future, and could potentially have a significant impact on all aspects of the economy. The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment. Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect on us. For example, there is growing concern about the apparent connection between the burning of fossil fuels and climate change. Laws, regulations or treaties concerning climate change or greenhouse gas emissions can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us.

Governments in Canada and the U.S. are also considering more stringent regulation or restriction of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production.

Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain; however, hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our operations and financial results.

Precision Drilling Corporation 2015 Annual Report	47

Financial

Credit Market Conditions

The ability to make scheduled debt repayments, refinance debt obligations, or access financing depends on our financial condition and operating performance, which may be affected by prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. Volatility in the credit markets can increase costs associated with debt instruments, due to increased spreads over relevant interest rate benchmarks, or affect our ability to access those markets or the ability of third parties we wish to do business with. We may be unable to maintain sufficient cash flow from operating activities to allow us to pay the principal, premium, if any, and interest on our debt.

In addition, if there is continued or future volatility or uncertainty in the capital markets, access to financing may be uncertain, and this can have an adverse effect on the industry and our business, including future operating results. Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and gas drilling activity. If the availability of credit to our customers is reduced, they may reduce their drilling and production expenditures, which could result in reduced dayrates, lower demand for drilling rigs, well service rigs, directional drilling, turnkey jobs, and other wellsite services, or lower equipment utilization. Any such reduction in spending by our customers could adversely affect our operating results and financial condition. In addition, certain customers may be unable to pay suppliers, including us, if they are unable to access the capital markets to fund their business operations.

Our Debt Facilities Contain Restrictive Covenants

Our Senior Credit Facility and each note indenture contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities. In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility. Events beyond our control could affect our ability to meet these tests. If we breach any of the covenants, it could result in a default under the Senior Credit Facility or any of the note indentures. If there is a default, the applicable lenders or note holders could decide to declare all amounts outstanding under the Senior Credit Facility or any of the note indentures to be due and payable immediately, and terminate any commitments to extend further credit.

Access to Additional Financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our revenue, cash flow and profitability.

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility, our note indentures and other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature or to fund other liquidity requirements. If we are not able to borrow a sufficient amount, or generate enough cash flow from operations to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our financial condition and results of operations.

48	Management’s Discussion and Analysis

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively. If a rating agency reduces its current rating on our debt, or downgrades us, or we experience a negative change in our ratings outlook, it could have an adverse effect on our financing costs and access to liquidity and capital.

We regularly assess our credit policies and capital structure, and have enough liquidity to meet our needs. See Financial Condition – Liquidity on page 35 for information.

Foreign Exchange

Our U.S. and international operations have revenues, expenses, assets and liabilities denominated in currencies other than the Canadian dollar (mostly in U.S. dollars and currencies that are pegged to the U.S. dollar). This means that changes in currency exchange rates can affect our income statement, balance sheet and statement of cash flow.

¡	Translation into Canadian dollars – When preparing our Consolidated Financial Statements, we translate the financial statements for foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the balance sheet date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income, and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders’ equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

¡	Transaction Exposure – We have long-term debt denominated in U.S. dollars. We have designated our senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the balance sheet dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. However, we occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

Liabilities from Prior Reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

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International Operations

We conduct some of our business in Mexico and the Middle East. Our growth plans contemplate establishing operations in other international regions, including countries where the political and economic systems may be less stable than in Canada or the U.S.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including among others:

¡	an uncertain political and economic environment
¡	the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
¡	war, terrorist acts or threats, civil insurrection, and geopolitical and other political risks
¡	fluctuations in foreign currency and exchange controls
¡	restrictions on the repatriation of income or capital
¡	increases in duties, taxes and governmental royalties
¡	renegotiation of contracts with governmental entities
¡	changes in laws and policies governing operations of foreign-based companies
¡	compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries
¡	trade restrictions or embargoes imposed by the U.S. or other countries.

If there is a dispute relating to our international operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of local nationals to meet contractual obligations or comply with local or international laws that apply to us.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. We believe these assumptions are reasonable; however, there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

While we have developed policies and procedures designed to achieve compliance with applicable international laws, we could be exposed to potential claims, economic sanctions, or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (SEC), the U.S. Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

50	Management’s Discussion and Analysis

Evaluation of Controls and Procedures	Management’s Discussion and Analysis

Internal Control over Financial Reporting

Precision maintains internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (NI 52-109).

Management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), has conducted an evaluation of Precision’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013).

Based on management’s assessment as at December 31, 2015, management has concluded that Precision’s internal control over financial reporting is effective.

The effectiveness of internal control over financial reporting as of December 31, 2015 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included in this annual report.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Precision’s financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

Disclosure Controls and Procedures

Precision maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in Precision’s interim and annual filings is reviewed, recognized and disclosed accurately and in the appropriate time period.

An evaluation, as of December 31, 2015, of the effectiveness of the design and operation of Precision’s disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the Exchange Act and NI 52-109, was carried out by management, including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the design and operation of Precision’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that Precision files or submits under the Exchange Act or Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the rules and forms therein.

It should be noted that while the CEO and CFO believe that Precision’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Precision Drilling Corporation 2015 Annual Report	51